Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2015 and 2014

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company or Hydro One) for the three months ended March 31, 2015, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the year ended December 31, 2014. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three months ended March 31, 2015, based on information available to management as of May 11, 2015.

EXECUTIVE SUMMARY

We are wholly owned by the Province of Ontario (Province or Shareholder), and our Transmission and Distribution Businesses are regulated by the Ontario Energy Board (OEB).

Our mission and vision reflects the unique role we play in the economy of the Province and as a provider of critical infrastructure to all our customers. We strive to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for our customers. We operate as a commercial enterprise with an independent Board of Directors (Board). Our strategic plan is driven by our values: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to us because we work in an environment that can be hazardous. We take our responsibility as stewards of critical provincial assets seriously. We demonstrate sound stewardship by managing our assets in a manner that is commercial, transparent and which values our customers. We strive for excellence by being trained, prepared and equipped to deliver high-quality service. We value innovation because it allows us to increase our productivity and develop enhanced methods to meet the needs of our customers.

We have eight strategic objectives that drive the fulfillment of our mission and vision and ensure we remain focused on achieving our corporate goal of providing safe, reliable and affordable service to our customers, today and tomorrow, while increasing enterprise value for our Shareholder:

•	Creating an injury-free workplace and maintaining public safety;

•	Satisfying our customers;

•	Continuous innovation;

•	Building and maintaining reliable, affordable transmission and distribution systems;

•	Protecting and sustaining the environment for future generations;

•	Championing people and culture;

•	Maintaining a commercial culture that increases value for our Shareholder; and

•	Achieving productivity improvements and cost-effectiveness.

During the first quarter of 2015, we continued with our initiatives with respect to being a customer caring company through specific improvements to customer service. We have restored service levels at our call centre and performance of our billing system to levels better than before the transition to our new billing system two years ago, and we continue to track progress.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Summary of Results

Consolidated Statements of Operations and Comprehensive Income Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2015	2014
Total revenue	1,808	1,764
Net income attributable to Shareholder of Hydro One	232	240
Earnings per common share (Canadian dollars)	2,286	2,357
Dividends per common share (Canadian dollars)	250	1,946
Dividends per preferred share (Canadian dollars)	0.34	0.34

Consolidated Balance Sheets (millions of Canadian dollars)	March 31, 2015	December 31, 2014
Total assets	22,892	22,550
Total long-term debt	8,925	8,925
Preferred shares	323	323
Net assets	8,152	7,947

During the three months ended March 31, 2015, we earned net income of $232 million and revenues of $1,808 million. We made capital investments totalling $345 million to improve our transmission and distribution systems’ reliability and performance, address our aging power system infrastructure, facilitate new generation, and improve service to our customers. A full discussion of our results of operations, financing activities, and capital investments can be found in the sections “Results of Operations” and “Liquidity and Capital Resources.”

In March 2015, we have received the OEB approval to acquire Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The Haldimand Hydro acquisition is part of our local distribution companies (LDCs) consolidation strategy to better serve Ontario’s distribution system and improve system reliability across the grid, and to facilitate the consolidation of Ontario’s distribution sector.

OVERVIEW

We are the largest electricity transmission and distribution company in Ontario. We own and operate substantially all of Ontario’s electricity transmission system, accounting for approximately 97% of Ontario’s transmission capacity based on revenue approved by the OEB. Based on assets, our transmission system is one of the largest in North America. Our consolidated distribution system is the largest in Ontario and spans roughly 75% of the province.

Our Businesses

Our company has three reportable segments:

•	Our Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	Our Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other Business, which includes certain corporate activities and the operations of our telecommunications business.

Transmission Business

Our Transmission Business includes the transmission business of our subsidiary Hydro One Networks Inc. (Hydro One Networks), as well as our ownership interest in B2M Limited Partnership (B2M LP). We own and operate substantially all of Ontario’s electricity transmission system, and serve, directly or indirectly, approximately five million customers. Our transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from our Ontario Grid Control Centre.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

During the three months ended March 31, 2015, we earned total transmission revenues of $406 million, representing approximately 22% of our total revenues. At March 31, 2015, our Transmission Business assets were $12,682 million, representing approximately 56% of our total assets.

Distribution Business

Our consolidated Distribution Business includes the distribution business of Hydro One Networks, as well as our subsidiaries Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities) and Norfolk Power Distribution Inc. (NPDI).

During the three months ended March 31, 2015, we earned total distribution revenues of $1,389 million, including cost of purchased power of $970 million, representing approximately 77% of our total revenues. At March 31, 2015, our Distribution Business assets were $9,915 million, representing approximately 43% of our total assets.

Other Business

Our Other Business segment includes the operations of our subsidiary, Hydro One Telecom Inc. (Hydro One Telecom), which operates a fibre optic communications network spanning over 6,000 kilometres.

During the three months ended March 31, 2015, our Other Business segment contributed revenues of $13 million, representing approximately 1% of our total revenues. At March 31, 2015, our Other Business segment assets were $295 million, representing approximately 1% of our total assets.

REGULATION

Regulatory Proceedings

The following table summarizes our company’s recent major regulatory proceedings:

Application	Year(s)	Type	Date Filed	Status
Electricity Rates – Transmission Rate Applications
Hydro One Networks	2015-2016	Cost-of-service	September 16, 2014	OEB decision received on January 8, 2015
B2M LP	2015	Interim	October 24, 2014	OEB decision received on December 11, 2014
B2M LP	2015-2019	Cost-of-service	March 30, 2015	OEB decision anticipated in 2015

Electricity Rates – Distribution Rate Applications
Hydro One Networks	2015-2017	Custom	December 19, 2013	OEB decision received on March 12, 2015[1]
Hydro One Brampton Networks	2015	Cost-of-service	April 23, 2014	OEB decision received on January 15, 2015
Hydro One Remote Communities	2015	IRM	September 24, 2014	OEB decision received on March 19, 2015

Mergers Acquisitions Amalgamations and Divestitures (MAAD) Applications
Haldimand Hydro	n/a	Acquisition	July 31, 2014	OEB decision received on March 12, 2015.
Woodstock Hydro	n/a	Acquisition	July 9, 2014	OEB decision anticipated in 2015

Leave to Construct Application
Supply to Essex County Transmission Reinforcement Project	n/a	Section 92	January 22, 2014	OEB decision anticipated in 2015

[1]	The application filed by Hydro One Networks on December 19, 2013 was for years 2015-2019. On March 12, 2015, the OEB issued a Decision and Rate Order for years 2015-2017 only.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Electricity Rates

Transmission Rates

•	Hydro One Networks

On September 16, 2014, Hydro One Networks filed its application, evidence and Settlement Agreement with the OEB in support of proposed transmission revenue requirements to be implemented on January 1, 2015 and January 1, 2016. This application is pursuant to a comprehensive Settlement Agreement between the stakeholders and Hydro One Networks. On January 8, 2015, the OEB approved the Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, for 2015 of $1,477 million and the 2016 revenue requirement of $1,516 million, subject to adjustments for the cost of capital parameters. For a typical residential customer, this represents increases of 0.4% in 2015 and 1.4% in 2016 for the transmission portion of the bill, or increases of 0.03% in 2015 and 0.1% in 2016 when considering total bill impact.

•	B2M LP

On October 24, 2014, B2M LP filed an application with the OEB for an interim transmission rate, effective January 1, 2015, seeking approval for a revenue requirement of $41 million in 2015. This rate is equal to the amount included in Hydro One Networks’ transmission rates for the Bruce to Milton Line assets, resulting in no change to overall Uniform Transmission Rates (UTRs). The interim Rate Order was approved by the OEB on December 11, 2014. On March 30, 2015, B2M LP filed a full cost-of-service application for 2015-2019 transmission rates. In its application, B2M LP is seeking approval of a revenue requirement of $43 million for 2015, $45 million for 2016, $46 million for 2017, $47 million for 2018, and $47 million for 2019. If the application is approved as filed, the resulting change to the transmission portion of the bill for a typical residential customer will be as follows: no change in 2015; 0.4% increase in 2016; 0.1% decrease in 2017; 0.1% increase in 2018; and no change in 2019. When considering total bill for a typical residential customer, these changes will have an impact of less than 0.03% in each of 2015, 2016, 2017, 2018, and 2019.

Distribution Rates

•	Hydro One Networks

On December 19, 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. On December 18, 2014, the OEB issued a Decision and interim Rate Order approving the 2014 distribution rates as interim 2015 rates effective January 1, 2015. The OEB also approved the discontinuation of the collection of revenues for the provincially funded portion of renewable generation connection investments of approximately $20 million per year from ratepayers effective December 31, 2014. On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,435 million for 2016 and $1,491 million for 2017. The cost of capital parameters issued by the OEB in November 2014 reduced the 2015 distribution revenue requirement from the amount as originally filed by a total of $15 million, including $11 million related to Return on Equity. The approved revenue requirements for 2016 and 2017 are subject to adjustments for the cost of capital parameters. In its Decision, the OEB directed Hydro One Networks to undertake numerous benchmarking and cost-related studies, and did not approve rates for 2018 and 2019. The Decision and Rate Order resulted in an increase of approximately 3.1% in 2015, 3.8% in 2016, and 2.3% in 2017 for the distribution portion of the bill for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the increase will be approximately 0.1% in 2015, 1.3% in 2016, and 0.8% in 2017. The rates for 2015 are effective on May 1, 2015, and are retroactive to January 1, 2015. On April 20, 2015, Hydro One Networks filed its final Draft Rate Order for 2015 distribution rates. On April 23, 2015, the Final Rate Order was approved by the OEB.

•	Hydro One Brampton Networks

On April 23, 2014, Hydro One Brampton Networks filed a cost-of-service application with the OEB for 2015 distribution rates, to be effective January 1, 2015, after being in an Incentive Regulation Mechanism (IRM) application period for three years. The 2015 distribution rate application was seeking the approval of a revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton Networks also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. A partial Settlement Proposal was filed with the OEB and the unsettled issues were

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

heard by the OEB in an Oral Hearing in October 2014. On December 18, 2014, the OEB approved a revenue requirement of $72 million. The reduction of $2 million is mainly attributable to updates to the cost of capital parameters, operation, maintenance and administration, and depreciation expense. For a typical residential customer, this represents an increase of 4.5% in 2015 for the distribution portion of the bill, or 1.6% when considering total bill impact. The increase is reflective of increased rate base and higher operation, maintenance and administration costs since Hydro One Brampton Networks’ last cost-of-service application in 2011. On January 15, 2015, the OEB issued its final Rate Order approving the application.

•	Hydro One Remote Communities

On September 24, 2014, Hydro One Remote Communities filed an IRM application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

Mergers Acquisitions Amalgamations and Divestitures (MAAD) Applications

Woodstock Hydro Acquisition

On July 9, 2014, Hydro One filed a MAAD application with the OEB for the approval of the acquisition of Woodstock Hydro Holdings Inc. (Woodstock Hydro). An Oral Hearing commenced in January 2015 and is ongoing. The OEB approval and closing of the Woodstock Hydro acquisition are anticipated in 2015.

Haldimand Hydro Acquisition

On July 31, 2014, Hydro One filed a MAAD application with the OEB for the approval of the acquisition of Haldimand Hydro. On March 12, 2015, the OEB issued its Decision and Order granting Hydro One leave to acquire all of the issued and outstanding shares of Haldimand Hydro within 18 months from the date of this Decision and Order. In addition, among other items, the OEB’s Decision and Order granted Haldimand County Hydro Inc. (HCHI), a subsidiary of Haldimand Hydro, leave to transfer its distribution system to Hydro One Networks within 18 months from the date of this Decision and Order. On March 23, 2015, as directed by the OEB, HCHI filed a draft Rate Order that included a 1% reduction relative to HCHI’s 2014 base electricity delivery rates, which will be frozen for five years. On April 23, 2015, the Final Rate Order was approved by the OEB. Once the HCHI distribution system transfer is completed, the OEB will transfer HCHI’s electricity distribution licence and Rate Order to Hydro One Networks. The closing of the Haldimand Hydro acquisition is anticipated in the third quarter of 2015.

Leave to Construct Application

Supply to Essex County Transmission Reinforcement Project

On January 22, 2014, Hydro One Networks submitted a Leave to Construct application to the OEB under Section 92 of the OEB Act to construct a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line between Chatham and Windsor.

On January 28, 2015, the OEB issued a Decision to examine a broader policy question regarding cost allocation. Therefore, to facilitate the consideration of both the Leave to Construct and the Cost allocation issue, the OEB will proceed with a Hearing in two parallel phases: Phase 1 (Leave to Construct) and Phase 2 (Cost Allocation). On February 12, 2015, Hydro One Networks submitted updates to evidence to satisfy the OEB’s decision to include the construction of Leamington Transformer Station as part of the application. On April 2, 2015, Hydro One Networks submitted its final Argument for Phase 1.

Further discussion of the Supply to Essex County Transmission Reinforcement Project can be found in the section “Liquidity and Capital Resources – Investing Activities – Major Transmission Projects.”

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Regulatory Developments

Time of Use (TOU) Pricing Decision and Order

In 2010, the OEB issued its final determination to mandate TOU pricing for the Regulated Price Plan (RPP) customers. All eligible Hydro One distribution customers were migrated to TOU billing as of June 2011, except certain customers located in very rural and very sparsely populated areas. An exemption from the requirement to move these customers to TOU pricing was approved until December 31, 2014. On December 1, 2014, Hydro One filed a request with the OEB for a five-year exemption extension for 120,000 hard-to-reach customers and requested permission to migrate an additional 50,000 customers back to two-tiered RPP pricing, as it is not economically feasible to consistently provide actual readings from these meters. On March 26, 2015, the OEB issued a Decision and Order to amend Hydro One’s distribution license to include an exemption from the requirement to apply TOU pricing by a mandatory date to approximately 170,000 RPP customers that are outside the smart meter telecommunications infrastructure. The exemption expires December 31, 2019.

Long-Term Energy Plan

On December 2, 2013, the Province released its updated Long-Term Energy Plan (2013 LTEP), Achieving Balance, replacing the 2010 LTEP. The 2013 LTEP sets out the Province’s plan of action for the energy sector, including strategies for mitigating increases in electricity rates; continued renewable energy procurement; nuclear refurbishment; enhanced regional planning with respect to energy infrastructure; transmission enhancements; encouraging Aboriginal participation in energy development, transmission and conservation projects; and the expansion of natural gas infrastructure. The plans are guided by the goal of balancing five core principles: cost-effectiveness, reliability, clean energy, community engagement, and Conservation and Demand Management (CDM). Pursuant to the 2013 LTEP, the Province “will encourage Ontario Power Generation Inc. (OPG) and Hydro One to explore new business lines and opportunities inside and outside Ontario. These opportunities will help leverage existing areas of expertise and grow revenues for the benefit of Ontarians.” We will continue to work with the Province to develop business plans and efficiency targets that will reduce costs and result in significant ratepayer savings. The 2013 LTEP encourages conservation and reinforces the policy of considering conservation first in planning processes. Under the 2013 LTEP, conservation will be used to lessen the need for new supply-and-demand response initiatives to meet peak demand requirements.

Conservation and Demand Management

In April 2015, Hydro One Networks and Hydro One Brampton Networks submitted their CDM Plans to the IESO. The IESO has 60 days to approve the CDM Plans.

Revenue Decoupling for Distributors

In November 2012, the OEB initiated a project to coordinate revenue decoupling with the new rate-setting policies proposed in the Renewed Regulatory Framework for Electricity (RRFE). On April 2, 2015, the OEB has issued a report, “Board Policy: A New Distribution Rate Design for Residential Electricity Customers”, outlining its new policy on fully fixed distribution charges for residential customers. The current distribution charges are a combination of fixed and variable rates. Under the new policy, electricity distributors will structure their residential rates such that all distribution service costs will be collected through a fixed monthly charge only. The new policy will be implemented gradually over a four year period, with increases in the fixed rate and decreases in the variable rate, resulting in a fixed rate only by 2019. The new rate design will enable residential customers to leverage new technologies, manage costs through conservation, and better understand the value of distribution services. It will also provide greater revenue stability for distributors, including Hydro One.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

NEW DEVELOPMENTS IN 2015

Premier’s Advisory Council on Government Assets

On April 11, 2014, the Province announced the appointment of the Premier’s Advisory Council on Government Assets (Council) to provide the Province with recommendations designed to maximize the value of certain provincially owned assets, one of which being our company.

On November 13, 2014, the Council issued its initial report “Retain and Gain: Making Ontario’s Assets Work Better for Taxpayers and Consumers” (Interim Report), which included the Council’s overall assessment and initial recommendations for the future direction of our company. Following the issuance of the Interim Report, the Province had asked the Council to build on its work by entering phase two, where the Council conducted detailed valuation and due diligence including regulatory and policy considerations, as well as careful consideration of input from stakeholders, policy and financial experts, labour leaders, and others.

On April 16, 2015, the Council released its final report “Striking the Right Balance: Improving Performance and Unlocking Value in the Electricity Sector in Ontario” (Final Report), which consists of the Council’s final recommendations to the government on the future direction for Hydro One and Hydro One Brampton Networks. The Final Report includes, among other items, the following recommendations:

•	The Province should proceed with a partial sale of a portion of its interest in Hydro One as an integrated entity, including both the Transmission and Distribution Businesses, to create a growth-oriented company centered in Ontario;

•	The partial sale of the Province’s interest in Hydro One should be by way of an Initial Public Offering (IPO) so that the Company will be widely held, predominantly by Canadians;

•	The government should indicate its intention to retain its remaining shares of Hydro One after selling down to 40%, and the balance should be widely held with no other individual shareholder having more than a 10% holding;

•	Hydro One should be required to maintain its head office and substantially all of its strategic management functions in Ontario;

•	The mandate and powers of the OEB should be strengthened to ensure changes in industry structure do not put upward pressure on rates; and

•	The Province should proceed immediately with a sale or merger of its interest in Hydro One Brampton Networks to or with Enersource Corporation, PowerStream Holdings Inc. and Horizon Holdings Inc., intended to catalyze consolidation in the Greater Toronto Area (GTA) and Greater Hamilton Area and to strengthen competition in the electricity distribution sector by increasing the number of LDCs with the capacity to drive further consolidation.

The Province accepted the Council’s recommendations as contained in the Final Report.

In addition, on April 16, 2015, the Province appointed David Denison as the new Chair of our Board to lead our company through the IPO process, and to prepare our company and our Board for broader share ownership of Hydro One. Further details of changes to our Board can be found in the section “Changes to our Board of Directors.”

On April 23, 2015, in furtherance of the IPO, the Province has tabled proposed legislation in Bill 91, such that certain statutes referred to in Bill 91 will no longer apply to Hydro One and amendments to the Electricity Act, 1998 are proposed to facilitate the IPO.

Change in Credit Ratings

On April 17, 2015, Moody’s Investors Service Inc. (Moody’s) affirmed the credit ratings of our company, and revised their outlook on our company to negative from stable.

On April 20, 2015, Standard & Poor’s Rating Service Inc. (S&P) downgraded their long-term corporate credit rating on our company to A from A+, and revised their outlook on our company to stable from negative.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

PILs Deemed Disposition Rules

Hydro One and its subsidiaries are currently exempt from regular federal and Ontario income tax and must remit payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC) under the Electricity Act, 1998. If Hydro One is less than 90% owned by the Province, it will cease to be exempt from regular federal and Ontario income tax and will be deemed to dispose of all of its assets for fair market value, with any tax gain arising on the deemed disposition being subject to PILs (PILs Deemed Disposition Rules). We are currently assessing the impact of the PILs Deemed Disposition Rules on our company.

Memorandum of Agreement

In March 2015, we entered into a new memorandum of agreement (MOA) with our Shareholder relating to our governance, mandate, reporting requirements, performance expectations, labour negotiations, and communications. This MOA is consistent with the previous memorandum of agreement. It establishes the accountabilities and relationships between our company and our Shareholder, and promotes a positive co-operative working relationship between our company and our Shareholder. This MOA will expire in March 2020.

Copies of the MOA have been filed with securities regulatory authorities and are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.

Collective Agreements Negotiations

On April 14, 2015, Hydro One reached a tentative agreement with the Power Workers’ Union (PWU) for a renewal of the collective agreement. The tentative agreement is for a three-year term, covering April 1, 2015 to March 31, 2018. The tentative agreement is subject to ratification by our Board and by the PWU.

Hydro One Networks’ existing collective agreement with the Canadian Union of Skilled Workers (CUSW) expired on April 30, 2014. Negotiations for a new collective agreement are on-going.

The Electrical Power System Construction Association (EPSCA) is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, have expired on April 30, 2015. Negotiations for renewal of a number of the collective agreements have commenced; others will commence shortly.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

RESULTS OF OPERATIONS

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Revenues	1,808	1,764	44	2

Purchased power	970	922	48	5
Operation, maintenance and administration	278	311	(33)	(11)
Depreciation and amortization	187	167	20	12

	1,435	1,400	35	3

Income before financing charges and provision for payments in lieu of corporate income taxes	373	364	9	2
Financing charges	94	90	4	4

Income before provision for payments in lieu of corporate income taxes	279	274	5	2
Provision for payments in lieu of corporate income taxes	45	34	11	32

Net income	234	240	(6)	(3)

Net income (loss) attributable to noncontrolling interest	2	—	2	100

Net income attributable to Shareholder of Hydro One	232	240	(8)	(3)

Revenues

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	406	422	(16)	(4)
Distribution	1,389	1,327	62	5
Other	13	15	(2)	(13)

	1,808	1,764	44	2

Average annual Ontario 60-minute peak demand (MW)[1]	21,378	22,111	(733)	(3)

Distribution – units distributed to our customers (TWh)[1]	8.7	8.7	—	—

[1]	System-related statistics are preliminary.

Electricity demand generally follows normal weather-related variations, and consequently, our energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

Transmission

Transmission revenues primarily consist of our transmission tariff, which is based on the monthly peak electricity demand across our high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate the maximum expected demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of our land rights.

Our transmission revenues decreased by $16 million, or 4%, in the first quarter of 2015, compared to the same period in 2014. The components of the decrease include the following:

•	$17 million decrease due to lower average Ontario 60-minute peak demand in the first quarter of 2015, partially due to industrial customers shifting their energy use away from system-wide peaks, as well as milder weather in the first quarter of 2015, compared to the same period in 2014;

•	$9 million decrease related to the disposition of certain OEB-approved transmission regulatory accounts;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

•	$2 million decrease due to the OEB’s approval of lower export service revenues, as well as ancillary transmission revenues; and

•	$12 million increase due to new transmission rates effective January 1, 2015 approved by the OEB in January 2015.

Distribution

Distribution revenues include our distribution tariff and amounts to recover the cost of purchased power used by the customers of our Distribution Business. Accordingly, our distribution revenues are influenced by the amount of electricity we distribute, the cost of purchased power and our distribution tariff rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of our distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Our distribution revenues increased by $62 million, or 5%, in the first quarter of 2015, compared to the same period in 2014. The components of the increase include the following:

•	$48 million increase due to the recovery of higher purchased power costs, as described below under “Purchased Power;”

•	$35 million increase due to new distribution rates effective January 1, 2015 approved by the OEB in March 2015;

•	$6 million increase primarily due to ancillary distribution revenues, mainly associated with OEB-approved regulatory accounts; and

•	$27 million decrease due to the expiry of certain OEB-approved rate riders and regulatory accounts.

Purchased Power

Purchased power costs are incurred by our Distribution Business and represent the cost of purchased electricity delivered to customers within our distribution service territory. These costs comprise the wholesale commodity cost of energy, the IESO wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the OEB’s RPP or the market price for electricity. The following is a summary of the two-tiered RPP and the TOU RPP prices for the reporting and comparative periods:

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	Lower Tier 1	Upper Tier 2
November 1, 2013	1,000	750	8.3	9.7
May 1, 2014	600	750	8.6	10.1
November 1, 2014	1,000	750	8.8	10.3

TOU RPP	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2013	12.9	10.9	7.2
May 1, 2014	13.5	11.2	7.5
November 1, 2014	14.0	11.4	7.7

Our purchased power costs increased by $48 million, or 5%, in the first quarter of 2015, compared to the same period in 2014. The components of the increase include the following:

•	$90 million increase primarily resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers;

•	$14 million increase resulting from higher purchased power costs for customers who are not eligible for the RPP;

•	$30 million decrease due to lower demand for electricity in the first quarter of 2015, mainly resulting from a milder January and March in 2015; and

•	$26 million decrease due to wholesale market service charges levied by the IESO.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Operation, Maintenance and Administration

Our operation, maintenance and administration expenditures include work program costs and costs to support the operation and maintenance of the transmission and distribution systems. Also included in these costs are payments in lieu of property taxes related to our transmission and distribution lines, stations and buildings. Our transmission operation, maintenance and administration costs are incurred to sustain our high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to our power equipment, overhead transmission lines, transmission station sites, and brush control. Our distribution operation, maintenance and administration costs are required to maintain our low-voltage distribution system, and include costs related to distribution line clearing and brush control, line maintenance and repair, as well as land assessment and remediation (LAR). Our company continues to focus on managing its costs, while continuing to complete our planned work programs for both our Transmission and Distribution Businesses.

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	99	115	(16)	(14)
Distribution	166	181	(15)	(8)
Other	13	15	(2)	(13)

	278	311	(33)	(11)

Transmission

Our transmission operation, maintenance and administration costs were $99 million in the first quarter of 2015, compared to $115 million in the same period in 2014, a decrease of $16 million.

Our transmission work program costs were $55 million in the first quarter of 2015, compared to $63 million in the same period in 2014, a decrease of $8 million. The decrease is mainly due to the following:

•	decreased forestry expenditures related to brush control and line clearing on our transmission rights-of-way, as our forestry resources are being focused on our Distribution Line Clearing Program;

•	decreased requirements related to corrective maintenance work for oil spills at various stations and our Transformer Oil Leak Reduction Program, which addresses oil leaks on transformers by re-gasketing the transformers. This improves the equipment availability rates, reduces environmental impact, and allows equipment to reach the optimal life expectancy;

•	a lower volume of corrective maintenance work on overhead lines; and

•	partially offset by increased expenditures related to work required to be performed to comply with the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards.

Our transmission support costs were $44 million in the first quarter of 2015, compared to $52 million in the same period in 2014, a decrease of $8 million. The decrease is mainly due to the following:

•	increased attribution of overheads to capital project expenditures reflecting the higher expenditures related to capital projects in the first quarter of 2015.

Distribution

Our distribution operation, maintenance and administration costs were $166 million in the first quarter of 2015, compared to $181 million in the same period in 2014, a decrease of $15 million.

Our distribution work program costs were $123 million in the first quarter of 2015, compared to $138 million in the same period in 2014, a decrease of $15 million. The decrease is mainly due to the following:

•	a decrease in our bad debt expense, resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014;

•	lower expenditures associated with locating and restoring power outages, as well as responding to power quality-related issues and outages as a result of lower storm activity;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

•	lower customer recovery initiatives expenditures related to our Customer Information System (CIS) system, most of which were completed in 2014; and

•	partially offset by increased vegetation management requirements for our line clearing program.

Our distribution support costs were $43 million in the first quarter of 2015, consistent with the same period in 2014, reflecting relatively consistent levels of overheads attribution to capital project expenditures.

Depreciation and Amortization

Our depreciation and amortization costs increased by $20 million, or 12%, in the first quarter of 2015, compared to the same period in 2014. This increase was primarily attributable to higher property, plant and equipment depreciation expense in the first quarter of 2015, mainly related to the growth in capital assets as we continue to place new assets in-service, consistent with our ongoing capital work program.

Financing Charges

Our financing charges increased by $4 million, or 4%, in the first quarter of 2015, compared to the same period in 2014. The increase is primarily due to the following:

•	a decrease in interest earned on investments, including short-term investments and the Province of Ontario Floating-Rate Notes investment which matured in November 2014; and

•	an increase in other financing charges.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for PILs increased by $11 million, or 32%, in the first quarter of 2015, compared to the same period in 2014. The increase is primarily due to higher pre-tax income, as well as changes in temporary differences, such as capital cost allowance in excess of depreciation.

Net Income

The net income attributable to the Shareholder of Hydro One of $232 million for the first quarter of 2015 was lower by $8 million, or 3%, compared to the same period in 2014. The decrease is primarily due to the following:

•	$20 million increase in our depreciation and amortization costs for the first quarter of 2015, mainly due to higher property, plant and equipment depreciation expense, related to the growth in capital assets as we continue to place new assets in-service, consistent with our ongoing capital work program;

•	$16 million decrease in our transmission revenues for the first quarter of 2015, mainly due to lower average Ontario 60-minute peak demand in the first quarter of 2015, partially resulting from industrial customers shifting their energy use away from system-wide peaks, as well as milder weather in the first quarter of 2015, compared to the same period in 2014;

•	$11 million increase in our provision for PILs, mainly due to higher pre-tax income, as well as changes in temporary differences, such as capital cost allowance in excess of depreciation;

•	partially offset by $33 million decrease in our operation, maintenance and administration costs for the first quarter of 2015, including lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014; reduced work expenditures and program requirements for brush control and line clearing; and lower expenditures associated with responding to and restoring power outages; and

•	$14 million increase in our distribution revenues for the first quarter of 2015, mainly due to new OEB-approved 2015 distribution rates.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

SELECTED QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended June 30, 2013 through to March 31, 2015. This information has been derived from our unaudited interim Consolidated Financial Statements and our audited annual Consolidated Financial Statements, which include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

(millions of Canadian dollars)	2015	2014				2013
Quarter ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	1,808	1,662	1,556	1,566	1,764	1,557	1,542	1,403
Net income attributable to Shareholder of Hydro One	232	221	173	115	240	160	218	168
Net income to common Shareholder of Hydro One	228	216	169	110	236	155	214	163

Electricity demand generally follows normal weather-related variations, and consequently, our electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

SELECTED FINANCIAL HIGHLIGHTS AND RATIOS

Three months ended March 31 (millions of Canadian dollars, except earnings per share and ratios)	2015	2014
Net income attributable to Shareholder of Hydro One	232	240
Net cash from operating activities	426	149
Capital investments	345	296
Earnings per common share (dollars)	2,286	2,357

Earnings coverage ratio[1]	2.73	2.93
Net assets coverage on long-term debt ratio[2]	1.91	1.89
Total debt to capitalization ratio[3]	52.5	53.1

[1]	The earnings coverage ratio has been presented for the twelve months ended March 31, 2015 and March 31, 2014, and has been calculated as the sum of net income attributable to Shareholder of Hydro One, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.
[2]	The net asset coverage on long-term debt ratio has been presented as at March 31, 2015 and December 31, 2014, and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).
[3]	Total debt to capitalization ratio has been presented as at March 31, 2015 and December 31, 2014, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from our operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include our capital expenditures, servicing and repayment of our debt, and dividends.

Summary of Sources and Uses of Cash

Three months ended March 31 (millions of Canadian dollars)	2015	2014
Operating activities	426	149
Financing activities
Long-term debt issued	—	175
Dividends paid	(29)	(199)
Investing activities
Capital expenditures	(344)	(292)
Other financing and investing activities	28	(17)

Net change in cash and cash equivalents	81	(184)

Operating Activities

Net cash from operating activities increased by $277 million to $426 million in the first quarter of 2015, compared to the same period in 2014. The increase was primarily due to the following:

•	changes in accounts receivable balances;

•	pension plan contributions for most of the balance of the 2014 year paid during the first quarter of 2014, compared to no pension plan contributions prepayments made in the first quarter of 2015;

•	changes in regulatory accounts, including the retail settlement and external revenue variance accounts; and

•	timing of PILs paid to the OEFC.

Financing Activities

Short-term liquidity is provided through funds from operations, our Commercial Paper Program, under which we are authorized to issue up to $1,000 million in short-term notes with a term to maturity of less than 365 days, and our revolving credit facility.

Our Commercial Paper Program is supported by our $1,500 million committed revolving credit facility with a syndicate of banks, which matures in June 2019. The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund our normal operating requirements.

At March 31, 2015, we had $8,923 million in long-term debt outstanding, including the current portion. Our notes and debentures mature between 2015 and 2064. Long-term financing is provided by our access to the debt markets, primarily through our Medium-Term Note (MTN) Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. At March 31, 2015, $1,187 million remained available until October 2015.

We rely on debt financing through our MTN Program and our Commercial Paper Program to repay our existing indebtedness and fund a portion of our capital expenditures. The credit ratings assigned to our debt securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets on competitive terms. A material downgrade of our credit ratings would likely increase our cost of funding significantly, and our ability to access funding and capital through the capital markets could be reduced.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

At March 31, 2015, our corporate credit ratings from approved rating organizations were as follows:

Rating (at March 31, 2015)
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s1	Prime-1	A1
S&P2	A-1	A+

[1]	On April 17, 2015, Moody’s revised their outlook on our company to negative from stable.
[2]	On April 20, 2015, S&P revised their outlook on our company to A (stable) from A+ (negative).

We have the customary covenants normally associated with long-term debt. Among other things, our long-term debt covenants limit our permissible debt as a percentage of our total capitalization, limit our ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The credit agreements related to our credit facilities have no material adverse change clauses that could trigger default. However, the credit agreements require that we provide notice to the lenders of any material adverse change within three business days of the occurrence. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by our subsidiaries cannot exceed 10% of the total book value of our assets. We were in compliance with all of these covenants and limitations as at March 31, 2015.

During the first quarter of 2015, no long-term debt was issued under our MTN Program, compared to $175 million of long-term debt issued in the first quarter of 2014. No long-term debt matured or was repaid during the first quarter of 2015 or 2014. We had no short-term notes outstanding at March 31, 2015 or December 31, 2014.

Common share dividends are declared at the sole discretion of our Board, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations. Common share dividends pertaining to our quarterly financial results are generally declared and paid in the following quarter.

During the first quarter of 2015, we paid dividends to the Province in the amount of $29 million, consisting of $25 million of common share dividends and $4 million of preferred share dividends, compared to dividends of $199 million, consisting of $195 million of common share dividends and $4 million of preferred share dividends, paid to the Province during the first quarter of 2014.

Our objectives with respect to our capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to our Shareholder.

Investing Activities

During the first quarter of 2015, we continued to focus on making important investments in our transmission and distribution systems to address our aging power system infrastructure, improve our systems’ reliability and performance, and improve service to our customers. During the first quarter of 2015, we made capital investments totalling $345 million and have placed $187 million of new assets in-service, compared to $296 million of capital investments and $180 million of new assets placed in-service during the first quarter of 2014.

Capital investments consist of cash capital expenditures and related accruals. Capital investments primarily relate to sustaining, enhancing and reinforcing our transmission and distribution infrastructure.

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	211	173	38	22
Distribution	132	123	9	7
Other	2	—	2	100

Total capital investments	345	296	49	17

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Transmission Capital Investments

During the first quarter of 2015, our transmission capital investments were $211 million, compared to $173 million during the first quarter of 2014, an increase of $38 million or 22%, primarily due to sustainment programs to address our aging infrastructure. Given the aging of our infrastructure, we have ongoing investment plans which are designed to reliably power Ontario’s economy and to support the innovation that can be expected over the next decade.

The following table presents the main components of our transmission capital investments during the three months ended March 31, 2015 and 2014:

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	169	123	46	37
Development	33	38	(5)	(13)
Other	9	12	(3)	(25)

Total transmission capital investments	211	173	38	22

Sustainment Transmission Capital Investments

Our current transmission sustainment programs include transformers, circuit breakers, switches, protection and control systems, wood poles, and other equipment replacements. During the first quarter of 2015, our transmission sustainment capital investments were $169 million, compared to $123 million during the first quarter of 2014, an increase of $46 million or 37%. The increase was mainly due to the following:

•	several system re-investments, including various end-of-life equipment replacements at our Dunnville and Timmins transmission stations, and end-of-life breaker replacements at the Bruce and Richview Transmission stations;

•	several replacements of end-of-life power transformers, including replacements at our Kirkland Lake Transmission Station in northeastern Ontario, the Cobden Transmission Station in eastern Ontario, and the Thornton Transmission Station in Simcoe County. We also successfully placed in-service the transformer replacement at the Meaford Transmission Station in southwestern Ontario;

•	our continued work on overhead lines refurbishment and replacement projects and programs, including our investments to address the condition of the conductors on the 170 kilometre 230 kV circuit from the Chats Falls Switching Station to the Havelock Transmission Station in southeastern Ontario, as well as increased work on the overhead lines wood pole structure replacements and clearance corrections;

•	increased volume of station component replacements related to addressing aging equipment as part of our new Station Centric Bundling methodology which reduces the number of outages required to complete the station work;

•	increased requirements for station security upgrades to comply with the NERC Cyber Security standards and to prevent unauthorized entries to stations and enhance safety; and

•	partially offset by decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between our Strachan Transformer Station and Riverside Junction, which were originally planned for a 2015 in-service date, were replaced and in-service in 2014.

Development Transmission Capital Investments

Our current transmission development projects include transmission system upgrades, local area supply projects, and inter-area network projects. These investments will expand and reinforce power reliability for electricity customers throughout the province, including our residential and industrial customers. During the first quarter of 2015, our development capital investments to expand and reinforce our transmission system were $33 million, compared to $38 million during the first quarter of 2014, a decrease of $5 million or 13%. The decrease was mainly due to reduced expenditures related to the timing of work on some of our major inter-area network projects, such as the Clarington Transmission Station Project.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Other Transmission Capital Investments

During the first quarter of 2015, our other transmission capital investments were $9 million, compared to $12 million during the first quarter of 2014, a decrease of $3 million or 25%. The decrease was mainly due to the near completion of our Payroll and Expense Transformation Project, which will realize various process efficiencies.

Major Transmission Projects

The following table summarizes our major projects in the first quarter of 2015:

Project Name	Location	Type	Anticipated In-Service Date	Approved Budget	Capital Cost To-Date	Status
Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	2016	$115 million	$85 million	Project is in progress

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	2016	$103 million	$32 million	Project is in progress

Manby Transmission Station	Toronto Southwestern Ontario	Transmission station upgrade	2016	$24 million	$16 million	Project is in progress

Clarington Transmission Station	Oshawa area Eastern GTA	New transmission station	2017	$297 million	$51 million	Project is in progress

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	—	Final Argument for Phase 1 was filed with OEB in April 2015.

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—	OPA recommendation letter received in October 2014

Toronto Midtown Transmission Reinforcement

The Toronto Midtown Transmission Reinforcement project includes the replacement of an aging underground cable which is nearing its end of life; the installation of an additional 115 kV circuit between the Leaside and Bridgman transmission stations to relieve loading on the existing circuits which are currently operating above their capacity; and the installation of new equipment at the Leaside Transmission Station, and Bayview, Birch and Bridgman Junctions. These transmission infrastructure reinforcements are intended to reduce the risk of power outages, improve reliability for electricity customers, and provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west.

Guelph Area Transmission Refurbishment

The Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in Guelph and the surrounding area, includes the installation of two new autotransformers at the existing Cedar Transmission Station, an upgrade of approximately five kilometres of an existing transmission line from 115 kV to 230 kV in south-central Guelph, and an upgrade of the existing Guelph North Junction to a switching station by installing new facilities and fencing. These refurbishments will reinforce the electricity supply and will minimize the impact of any major transmission outages on area customers.

Manby Transmission Station

The Manby Transmission Station project will upgrade the station short circuit capability and install higher rated breakers, which will permit incorporation of new renewable generation in the central Toronto area. Upgrade work requires the replacement of 16 end-of-life breakers and other components in the 115 kV Manby switchyard.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Clarington Transmission Station

To accommodate the eventual closure of the Pickering Nuclear Generating Station, the Clarington Transmission Station will provide vital autotransformer capacity to reliably supply load in the eastern GTA. Upon completion, the Clarington Transmission Station will consist of two 500/230 kV autotransformers and a 230 kV switchyard, and will connect to the existing 230 kV and 500 kV transmission lines. The project will enable future electricity demand growth in the local area and provide the area with the necessary facilities to ensure a safe, reliable supply of electricity to existing and future customers.

Supply to Essex County Transmission Reinforcement Project

The Supply to Essex County Transmission Reinforcement Project will construct a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line between Chatham and Windsor. The new transmission line and transmission station will address future growth in electricity demand and anticipated expansion in the local agricultural sector and improve the reliability of electricity supply in the broader Windsor-Essex region.

Northwest Bulk Transmission Line

In November 2013, the Minister of Energy issued a Directive to the OEB, which in turn issued a Decision and Order on January 9, 2014, to amend the transmission licence of Hydro One Networks to develop and seek approval for the Northwest Bulk Transmission Line Project, an expansion and reinforcement of the transmission system in the area west of Thunder Bay in northwestern Ontario. The project consists of a new transmission line that would increase transmission capacity and maintain the reliability of electricity supply to meet forecasted electricity demand growth and accommodate new generation capacity. Over the long term, it would also enhance the potential for development and connection of renewable energy facilities. Because of its importance to the region, this new line has been identified as a priority project in Ontario’s LTEP. The Northwest Bulk Transmission Line Project will be developed by our company in cooperation with Infrastructure Ontario. The scope and timing of the project shall be in accordance with the recommendations of the IESO (OPA prior to January 1, 2015).

On October 1, 2014, Hydro One received a letter from the IESO (OPA prior to January 1, 2015) outlining the scope and timing of the Northwest Bulk Transmission Line Project. The scope of the development work will include preliminary design and engineering, cost estimation, public engagement and consultation, routing and siting, and the preparation of an environmental assessment in support of this project. Hydro One is currently initiating the development work for the project and discussions are ongoing with Infrastructure Ontario on the project plan and related accountabilities. On March 27, 2015, the OEB approved Hydro One’s request to establish a deferral account to capture preliminary design/engineering, environmental assessment, public engagement/consultation and land assessment costs relating to the Northwest Bulk Transmission Line Project.

Distribution Capital Investments

During the first quarter of 2015, our distribution capital investments were $132 million, compared to $123 million during the first quarter of 2014, an increase of $9 million or 7%, primarily due to our distribution sustainment programs to address our aging infrastructure.

The following table presents the main components of our distribution capital investments during the three months ended March 31, 2015 and 2014:

Three months ended March 31 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	70	58	12	21
Development	44	49	(5)	(10)
Other	18	16	2	13

Total distribution capital investments	132	123	9	7

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Sustainment Distribution Capital Investments

Our current distribution sustainment programs include wood pole and meter replacements, emergency work for storm restoration, distribution station refurbishments and upgrades, and work related to joint-use and relocation of our distribution lines. During the first quarter of 2015, our distribution sustainment capital investments were $70 million, compared to $58 million during the first quarter of 2014, an increase of $12 million or 21%. The increase is mainly due to the following:

•	higher volume of end-of-life wood pole replacements;

•	increased focus on capital lines work, mainly due to a higher volume of component replacements and the lines large sustainment initiatives program;

•	increased work within our station refurbishment programs due to more refurbishments accomplished during the first quarter of 2015;

•	partially offset by a lower volume of joint use & line relocations; and

•	less storm restoration work due to lower storm activity during the first quarter of 2015, compared to the same period in 2014.

Development Distribution Capital Investments

Our current development projects to expand and reinforce our distribution network include new customer connections and upgrades, system capability reinforcement projects, line transfers requested by our customers, and connections to new generation facilities. During the first quarter of 2015, our distribution development capital expenditures were $44 million, compared to $49 million during the first quarter of 2014, a decrease of $5 million, or 10%. The decrease is mainly due to the following:

•	the completion of the Smart Meter Project in 2014;

•	a lower volume of Distribution Generation Connection customer-driven work;

•	partially offset by a higher volume of feeder and switchgear installations for new subdivisions and commercial customers.

Other Distribution Capital Investments

During the first quarter of 2015, our other distribution capital investments were $18 million, compared to $16 million during the first quarter of 2014, an increase of $2 million or 13%. The increase was mainly due to the following:

•	timing of fleet acquisitions, and

•	partially offset by decreased investments due to the near completion of our Payroll and Expense Transformation Project, which will realize various process efficiencies.

Future Capital Investments

Our capital investments for 2015 are budgeted at approximately $1,600 million. Our 2015 capital budgets for our Transmission and Distribution Businesses are approximately $900 million and $700 million, respectively. Consolidated capital investments are expected to be approximately $1,625 million in 2016 and $1,575 million in 2017. These investment levels reflect our continued sustainment focus on our aging infrastructure. Our sustainment program capital investments are expected to be approximately $925 million in 2015, $950 million in
2016 and $1,000 million in 2017. Our development capital investments are expected to be approximately $450 million in 2015, $450 million in 2016, and $375 million in 2017. Our development projects include the inter-area network upgrades that reflect supply mix policies, local area supply improvements, the Advanced Distribution System (ADS) Project, new load and generation connections and requirements to enable Distributed Generation (DG), and customer demand work. Other capital

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

investments are expected to be $225 million in 2015, $225 million in 2016, and $200 million in 2017. This includes investments in operating infrastructure integration, information technology (IT), fleet services and facilities, and real estate. Our future capital investments amounts do not include future LDC acquisitions.

Hydro One’s plans to maintain, refurbish or replace existing facilities are developed on the basis of maintenance standards, asset condition assessments and end-of-life criteria specific to each type of equipment. Priorities are assigned to each type of investment based on the risks that it mitigates. In addition, investments that are cross-functional and/or require IT involvement are governed by a productivity framework with substantive benefits. These capital investment plans are also included in our rate filings submitted to the OEB for approval.

Transmission

Transmission capital investments are incurred to manage the replacement and refurbishment of our aging transmission infrastructure in order to ensure a continued reliable supply of energy to customers throughout the province. Our sustainment program future capital investments include the replacement and/or refurbishment of end-of-life air blast circuit breakers and switchgear, high-voltage underground cables, high-voltage circuits and power transformers. Also, given the current age of our assets and infrastructure and to achieve significant cost efficiencies, we have moved to a more integrated station and circuit centric refurbishments approach than has been undertaken historically in order to address and bundle component and refurbishment replacements that would have occurred over time into one project. This approach also reduces reliability risk by reducing outage requirements. These investments are necessary to ensure that we maintain our current levels of supply to our customers and continue to meet all regulatory, compliance, safety and environmental objectives.

Our future development capital investments include the Clarington Transmission Station Project to install additional autotransformer capacity in the eastern GTA; the Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in south-central Guelph; investments in ADS; requirements to enable DG; the Supply to Essex County Transmission Reinforcement Project, a new transmission line in the Windsor-Essex region; and the Toronto Midtown Transmission Reinforcement Project, a new circuit in midtown Toronto and the refurbishment of an underground cable. Development capital investments also include the connection of new generation projects to the transmission system. These investments are undertaken by our employees but are largely funded by the connecting generation customers.

Based on the OEB’s framework for competitive designation for the development of eligible transmission projects, we did not include in our budgeted future capital investments any projects that could be subject to competitive designation. We do not plan to undertake large capital investments without a reasonable expectation of recovering them through our rates.

The actual timing and investments of many development projects are uncertain as they are dependent upon various regulatory approvals, negotiations with customers, neighbouring utilities and other stakeholders, and consultations with First Nations and Métis communities. Projects are also dependent upon the timing and level of generator contributions for enabling facilities.

Distribution

Distribution capital investments include the sustainment of our infrastructure. Our core work will continue to focus on maintaining the performance of our aging distribution asset base through renewal and refurbishment activities. Planned capital investments include the continued replacement of assets that are beyond their expected service life. This includes an increase in the investment levels for wood pole replacements and station refurbishments due to higher quantities of units in the investment plan. Sustainment capital investments related to the smart metering project will decrease through 2016.

Distribution development capital investments are expected to be relatively stable through 2016, with the exception of capital contributions for capacity improvements at the Orleans Transmission Station in the Ottawa area in 2015 and the Hanmer Transmission Station in the Sudbury area in 2016. We will continue to make investments required to connect new load and DG customers, as well as investments to ensure the system is capable of supplying customer needs. During 2015 and 2016, a number of our projects will address local load growth issues. Generation connection investments, consisting of OPA-contracted FIT and MicroFIT Program generators, will decrease as the volume of connections is expected to decrease. As at March 31, 2015, our company has connected over 1,100 MW of power through the FIT and MicroFIT Programs.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

The ADS Project continues to pilot various technologies and related capital investments and will begin to decrease in 2015 and 2016. Pilot technologies include improvements to outage response management through more effective resource dispatch, automation to isolate faults where needed, and the dynamic regulation of voltage to reduce power losses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments:

March 31, 2015 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments[1]	8,923	1,000	650	978	6,295
Long-term debt – interest payments[1]	7,675	410	762	676	5,827
Pension[2]	315	172	143	—	—
Environmental and asset retirement obligations[3]	280	23	73	67	117
Outsourcing agreements[4]	624	164	274	173	13
Operating lease commitments	43	7	18	10	8

Total contractual obligations	17,860	1,776	1,920	1,904	12,260

Other commercial commitments (by year of expiry)
Bank line[5]	1,500	—	—	1,500	—
Letters of credit[6]	132	132	—	—	—
Guarantees[6]	331	331	—	—	—

Total other commercial commitments	1,963	463	—	1,500	—

[1]	The “long-term debt – principal repayments” amounts are not charged to our results of operations, but are reflected on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[2]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2015 and 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013. Minimum pension contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2016 are not estimable at this time.
[3]	We record a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands owned by our company. We also record a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of our facilities. The forecasted expenditure pattern reflects our planned work programs for the periods.
[4]	In 2014, we have finalized a new outsourcing agreement with Inergi LP (Inergi) for the provision of certain services, as well as a facilities outsourcing agreement with Brookfield Johnson Controls Canada LP (Brookfield). Based on the September 2013 Shareholder Resolution, the Province requires us to contract only with parties who are employed and physically located in Ontario when providing services to our company. The contractual amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.9% to 2.1%. Payments in respect of our outsourcing agreements are recorded in operation, maintenance and administration costs on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[5]	In support of our liquidity requirements, we have a $1,500 million revolving standby credit facility with a syndicate of banks maturing in June 2019.
[6]	We currently have outstanding bank letters of credit of $126 million relating to retirement compensation arrangements. We provide prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At March 31, 2015, we have provided a letter of credit to the IESO in the amount of $6 million to meet our current prudential requirement. We have also provided prudential support to the IESO on behalf of our subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $330 million, and on behalf of two distributors using total guarantees of $1 million.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

RELATED PARTY TRANSACTIONS

We are owned by the Province. The OEFC, IESO, OPG, and the OEB are related parties to our company because they are controlled or significantly influenced by the Province. The following is a summary of our related party transactions during the three months ended March 31, 2015:

The Province

•	During the first quarter of 2015, we paid dividends to the Province totalling $29 million, compared to $199 million paid in the same period in 2014.

IESO

•	During the first quarter of 2015, we purchased power in the amount of $791 million from the IESO-administered electricity market, compared to $775 million purchased in the same period in 2014.

•	We receive revenues for transmission services from the IESO, based on OEB-approved UTRs. Our transmission revenues for the first quarter of 2015 include $405 million related to these services, compared to $408 million in the same period in 2014.

•	We receive amounts for rural rate protection from the IESO. Our distribution revenues for the first quarter of 2015 include $32 million related to this program, compared to $32 million in the same period in 2014.

•	We receive revenues related to the supply of electricity to remote northern communities from the IESO. Our distribution revenues for the first quarter of 2015 include $8 million related to these services, compared to $8 million in the same period in 2014.

•	The IESO (OPA prior to January 1, 2015) funds substantially all of our CDM programs. The funding includes program costs, incentives, and management fees. During the first quarter of 2015, we received $12 million related to these programs, compared to $7 million received in the same period in 2014.

OPG

•	During the first quarter of 2015, we purchased power in the amount of $6 million from OPG, compared to $14 million purchased in the same period in 2014.

•	Our company has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. Our other revenues for the first quarter of 2015 include $2 million related to these service level agreements, compared to $3 million in the same period in 2014. Our operation, maintenance and administration costs for the first quarter of 2015 related to the purchase of services with respect to these service level contracts were $1 million, compared to $1 million in the same period in 2014.

OEFC

•	During the first quarter of 2015, we made payments in lieu of corporate income taxes to the OEFC totalling $18 million, compared to payments of $22 million made in the same period in 2014.

•	During the first quarter of 2015, we purchased power in the amount of $2 million from power contracts administered by the OEFC, compared to $5 million purchased in the same period in 2014.

•	During the first quarter of 2015, our company paid a $5 million annual fee to the OEFC, compared to $5 million paid in the same period in 2014, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

OEB

•	Under the OEB Act, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the first quarter of 2015, we incurred $3 million in OEB fees, compared to $3 million incurred in the same period in 2014.

At March 31, 2015, the amounts due from and due to related parties as a result of the transactions described above were $198 million and $182 million, respectively, compared to $224 million and $227 million at December 31, 2014, respectively.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

At March 31, 2015, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $173 million, compared to $214 million at December 31, 2014.

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Pension Plan

During the first quarter of 2015, we contributed approximately $46 million to our pension plan, compared to contributions of approximately $140 million made in the same period in 2014, and incurred $41 million in net periodic pension benefit costs, compared to $40 million incurred in the same period in 2014. Contributions of $140 million made during the first quarter of 2014 included contributions for the balance of the 2014 year, whereas no pension plan contributions prepayments were made in the first quarter of 2015. We currently estimate our total annual pension contributions to be approximately $174 million for 2015 and $175 million for 2016, based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Actuarial valuations are required to be filed at least every three years. Future minimum contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016. During the first quarter of 2015, our pension plan experienced positive returns of approximately 8.0%, compared to approximately 4.4% in the same period in 2014.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes.

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Consolidated Financial Statements for the period ended March 31, 2015, together with other financial information included in our quarterly securities filings. Our Certifying Officers have also certified that disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have also certified that internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2015, the Financial Accounting Standards Board (FASB) issued an accounting standards update that eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This update is applicable to our company for the years and interim periods beginning on January 1, 2016. We do not anticipate that the adoption of this accounting standards update will have a significant impact on our consolidated financial statements.

In February 2015, the FASB issued an accounting standards update that provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This update is applicable to our company for the years and interim periods beginning on January 1, 2016. We are currently assessing the impact of adoption of this accounting standards update on our consolidated financial statements.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

CHANGES TO OUR BOARD OF DIRECTORS

Effective April 16, 2015, our Shareholder appointed David Denison as the new Chair of our Board. Mr. Denison has extensive experience leading major companies in Canada and elsewhere. He served as President and CEO of the Canada Pension Plan Investment Board from 2005 to 2012. The former Chair of our Board, Sandra Pupatello, will continue to serve as a director of our Board. In addition, our Shareholder intends to review the membership of our Board over the next few months.

On March 3, 2015, Maureen Sabia resigned from our Board. Ms. Sabia was a member of our Board since April 2014.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements regarding our transmission and distribution rates and customer bills resulting from our rate applications; statements about our strategy, including our strategic objectives; statements regarding considerations of current economic conditions; statements related to employee future benefits; statements regarding our liquidity and capital resources and operational requirements; statements about our standby credit facility; expectations regarding our financing activities; statements regarding our maturing debt; statements regarding our ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction) and their completion dates; expectations regarding the recoverability of large capital investments; expectations regarding generation connection investments; statements regarding expected future capital and development investments, the timing of these expenditures and our investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, our pension plan and actuarial valuation; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements related to the 2013 LTEP; statements regarding proposed legislation; statements about the PILs Deemed Disposition Rules; statements regarding recent accounting-related guidance; statements related to recommendations of the Council; statements related to the MOA; statements about negotiation of collective agreements; statements regarding our Board; and statements related to LDC consolidation including our acquisition of Woodstock Hydro and Haldimand Hydro. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for our Distribution and Transmission Businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and our credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	the risks associated with being controlled by the Province, including the possibility that the Province may make declarations pursuant to a memorandum of agreement, the possibility that the Province could mandate the selling of any part of our business, and the potential for conflicts of interest that may arise between us, the Province and related parties;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding our revenue requirements, cost recovery, rates, acquisitions and divestitures;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the risk to our facilities posed by severe weather conditions, natural disasters or catastrophic events and our limited insurance coverage for losses resulting from these events;

•	public opposition to and delays or denials of the requisite approvals and accommodations for our planned projects;

•	the risk that we may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security, with maintaining a complex IT system infrastructure, and with transitioning most of our financial and business processes to an integrated business and financial reporting system;

•	the risks related to our workforce demographic and our potential inability to attract and retain qualified personnel;

•	the ability to negotiate appropriate collective agreements;

•	the risk that we are not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of our capital and operation, maintenance and administration programs necessary to maintain the performance of our aging asset base;

•	the risk that future environmental expenditures are not recoverable in future electricity rates;

•	the risk that the presence or release of hazardous or harmful substances could lead to claims by third parties and/or governmental orders;

•	the risk that assumptions that form the basis of our recorded environmental liabilities and related regulatory assets may change;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the potential that we may incur significant expenses to replace some or all of the functions currently outsourced if either of our agreements with Inergi or Brookfield are terminated or expire before a new service provider is selected;

•	the risks associated with changes in the forecasted long-term Government of Canada bond yield;

•	the risks of counterparty default on our outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that our long-term credit rating would deteriorate;

•	the inability to prepare financial statements using US GAAP, or IFRS, as applicable;

•	the impact of the 2013 LTEP on our company and the costs and expenses arising therefrom;

•	unanticipated changes in electricity demand or in our costs;

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues; and

•	the impact of the ownership by the Province of lands underlying our transmission system.

We caution the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2014 MD&A. You should review this section in detail.

In addition, we caution the reader that information provided in this MD&A regarding our outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of our future plans and may not be appropriate for other purposes.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2015 and 2014

Additional information about the Company, including the Company’s Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.